SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On February 8, 2011, Cimatron Ltd. (the "Registrant") issued a press release (the "Press Release") announcing and attaching its unaudited financial results for the quarter ended December 31, 2010.  The Press Release is attached hereto as Exhibit 1.

The unaudited financial results of the Registrant for the quarter ended December 31, 2010 (as attached to the Press Release, and excluding any related quotes from the Registrant's management) are hereby incorporated by reference in the Registrant's registration statement on Form F-3, SEC File Number 333-161781.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: February 8, 2011

FOR IMMEDIATE RELEASE

Cimatron Reports its Highest-Ever Revenues and
Operating Profit in Q4/10

-	$11M in quarterly revenues and $1.7M non-GAAP quarterly operating profit

-	Record revenues in China and South Korea and strong growth in North America lead to revenues of $36.1M and non-GAAP operating profit of $3.1M in full year 2010

Givat Shmuel, Israel, – February 8th, 2011– Cimatron Limited (NASDAQ: CIMT) , a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year 2010.

Financial highlights

•	2010 new licenses revenue up 30% year-over-year on a constant currency basis

•	$1.6M non-GAAP net profit in Q4/10, an increase of 63% year-over-year

•	$4.8 million positive cash flow from operating activities in 2010, a 275% year-over-year increase

•	$10.2M cash balance at end of 2010

•	32 Cent non-GAAP EPS in 2010

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said “We are very pleased with the record fourth quarter results and the overall strong 2010 results. As the global economic recovery continues, excellent results from key territories have made this possible. As we said many times before, and very well evidenced by the 2010 results, the vast majority of any additional revenues find their way to our bottom line. Early January sales figures suggest the continuation of that momentum into 2011, where we expect further developments, both on the product side and the sales channels”, concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the fourth quarter and full year 2010:

The financial figures in this press release are unaudited. The Company believes that  adjustments, if any, resulting from the audit process would be immaterial. The Company plans to release its audited financial statements for 2010 via a Report on Form 6-K in March 2011.

GAAP:

Revenues for the fourth quarter of 2010 increased 12.8% to $11.0 million, compared to $9.8 million recorded in the fourth quarter of 2009. In the full year ended December 31, 2010, revenues increased 9.5% to $36.1 million, compared to $33.0 million in 2009.

Gross Profit for the fourth quarter of 2010 was $9.4 million as compared to $8.0 million in the same period in 2009. Gross margin in the fourth quarter of 2010 was 85% of revenues, compared to a gross margin of 82% in the same quarter of 2009. In 2010, gross profit was $30.2 million, compared to $26.8 million in the same period of 2009. Gross margin in 2010 was 84% compared to a gross margin of 81% in 2009.

Operating profit in the fourth quarter of 2010 was $1.4 million, compared to an operating profit of $0.8 million in the fourth quarter of 2009, an increase of 82%. In 2010, Cimatron recorded an operating profit of $2.1 million, compared to an operating loss of $(1.0) million in 2009.

Net Profit for the fourth quarter of 2010 was $1.1 million, or $0.12 per diluted share, compared to a net profit of $1.4 million, or $0.15 per diluted share recorded in the same quarter of 2009.  In 2010 net profit was $1.6 million, or $0.18 per diluted share, compared to a net profit of $14 thousand, or $0.00 per diluted share, in 2009.

Non-GAAP:

Revenues for the fourth quarter of 2010 increased 12.8% to $11.0 million, compared to $9.8 million recorded in the fourth quarter of 2009. In the full year ended December 31, 2010, revenues increased 9.5% to $36.1 million, compared to $33.0 million in 2009.

Gross Profit for the fourth quarter of 2010 was $9.5 million as compared to $8.2 million in the same period in 2009. Gross margin in the fourth quarter of 2010 was 86% of revenues, compared to a gross margin of 84% in the same quarter of 2009. In 2010, gross profit was $30.8 million, compared to $27.4 million in 2009. Gross margin in 2010 was 85%, compared to 83% in 2009.

Operating Profit in the fourth quarter of 2010 was $1.7 million, compared to an operating profit of $1.0 million in the fourth quarter of 2009, an increase of 62%.   In 2010, Cimatron reports an operating profit of $3.1 million, compared to operating profit of $31 thousand in 2009.

Net profit for the fourth quarter of 2010 increased 63% to $1.6 million, or $0.17 per diluted share, compared to a net profit of $1.0 million, or $0.10 per diluted share recorded in the same quarter of 2009.

In 2010, net profit increased to $2.9 million, or $0.32 per diluted share, compared to a net profit of $46 thousand, or $0.01 per diluted share, in 2009.

Conference Call

Cimatron's management will host a conference call today, February 8th, 2011 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-407-2553
International: +972-3-9180610
Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 28 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel.; 972-73-237-0114
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Total revenue	11,013	9,762	36,074	32,957

Total cost of revenue	1,634	1,719	5,876	6,186
Gross profit	9,379	8,043	30,198	26,771

Research and development expenses, net	1,692	1,347	6,014	5,736

Selling, general and administrative expenses	6,282	5,923	22,053	21,992
Operating income (loss)	1,405	773	2,131	(957)

Financial income, net	43	38	97	19

Taxes on income	(401)	639	(657)	949

Other	1	(41)	(6)	(41)
Net income (loss)	1,048	1,409	1,565	(30)

Less: Net (income) loss attributable to the noncontrolling interest	45	(18)	26	44

Net income attributable to Cimatron's shareholders	$1,093	$1,391	$1,591	$14
Net income per share - basic and diluted	$0.12	$0.15	$0.18	$0.00

Weighted average number of shares outstanding

Basic EPS (in thousands)	8,959	9,128	9,000	9,156

Diluted EPS (in thousands)	8,983	9,128	9,000	9,156

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Twelve months ended
	December 31,						December 31,
	2010			2009			2010			2009
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	11,013	-	11,013	9,762	-	9,762	36,074	-	36,074	32,957	-	32,957

Total cost of revenue (1)	1,634	(147)	1,487	1,719	(147)	1,572	5,876	(588)	5,288	6,186	(588)	5,598
Gross profit	9,379	147	9,526	8,043	147	8,190	30,198	588	30,786	26,771	588	27,359

Research and development expenses, net	1,692	-	1,692	1,347	-	1,347	6,014	-	6,014	5,736	-	5,736

Selling, general and administrative expenses (1)	6,282	(99)	6,183	5,923	(100)	5,823	22,053	(396)	21,657	21,992	(400)	21,592
Operating income (loss)	1,405	246	1,651	773	247	1,020	2,131	984	3,115	(957)	988	31

Financial income, net	43	-	43	38	-	38	97	-	97	19	-	19

Taxes on income (2)	(401)	221	(180)	639	(726)	(87)	(657)	347	(310)	949	(999)	(50)

Other (3)	1	-	1	(41)	43	2	(6)	-	(6)	(41)	43	2
Net income (loss)	1,048	467	1,515	1,409	(436)	973	1,565	1,331	2,896	(30)	32	2

Less: Net (income) loss attributable to the noncontrolling interest	45	-	45	(18)	-	(18)	26	-	26	44	-	44

Net income attributable to Cimatron's shareholders	$1,093	$467	$1,560	$1,391	$(436)	$955	$1,591	$1,331	$2,922	$14	$32	$46
Net income per share - basic and diluted	$0.12		$0.17	$0.15		$0.10	$0.18		$0.32	$0.00		$0.01

Weighted average number of shares o utstanding

Basic EPS (in thousands)	8,959		8,959	9,128		9,128	9,000		9,000	9,156		9,156

Diluted EPS (in thousands)	8,983		8,983	9,128		9,128	9,000		9,000	9,156		9,156

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes.
(3) Non-GAAP adjustment to exclude loss from discontinued operations.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2010	2009

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$10,221	$6,684
Trade receivables	5,708	5,422
Other current assets	2,275	3,308
Total current assets	18,204	15,414

Deposits with insurance companies and severance pay fund	3,279	2,935

Net property and equipment	949	1,046

Total other assets	12,469	13,285

Total assets	$34,901	$32,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$99	$456
Trade payables	1,685	1,064
Accrued expenses and other liabilities	8,260	6,991
Deferred revenues	2,275	2,397
Total current liabilities	12,319	10,908

LONG-TERM LIABILITIES:
Accrued severance pay	4,297	4,104
Long-term loan	98	204
Deferred tax liability	1,002	1,365
Total long-term liabilities	5,397	5,673

Total shareholders’ equity	17,185	16,099
Total liabilities and shareholders’ equity	$34,901	$32,680

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)		$16,099
Changes during the twelve months ended December 31, 2010:
Net income (loss)	(26)				1,591		1,565	1,565
Exercise of share options		-	11					11
Unrealized loss on derivative instruments				(79)			(79)	(79)
Other				207			207	207
Stock option compensation			60					60
Investment in treasury stock						(210)		(210)
Foreign currency translation adjustment				(468)			(468)	(468)
Total comprehensive income							1,225
Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)		$17,185

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Twelve months ended
	December 31,
	2010	2009

Cash flows from operating activities:
Net income (loss)	$1,565	$(30)

Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	1,512	1,575
Increase in accrued severance pay	228	138
Gain from sale of property and equipment, net	8	-
Stock option compensation	60	73
Loss on disposal of businesses – discontinued operations	-	43
Deferred taxes, net	406	(984)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(583)	1,854
Decrease (increase) in inventory	13	(15)
Increase in deposits with insurance companies and severance pay fund	(344)	(216)
Increase (decrease) in trade payables, accrued expenses and other liabilities	1,908	(1,164)
Net cash provided by operating activities	4,773	1,274

Cash flows from investing activities:
Purchase of property and equipment	(384)	(262)
Cash and cash equivalents disposed of discontinued operations	-	(46)
Net cash used in investing activities	(384)	(308)

Cash flows from financing activities:
Short-term bank credit	(340)	301
Long-term bank credit	(98)	(104)
Proceeds from issuance of shares upon exercise of options	11	-
Investment in treasury stock	(210)	(153)
Net cash used in (provide by) financing activities	(637)	44

Net increase in cash and cash equivalents	3,752	1,010
Effect of exchange rate changes on cash	(215)	(53)
Cash and cash equivalents at beginning of period	6,684	5,727
Cash and cash equivalents at end of period	$10,221	$6,684

Appendix A - Non-cash transactions
Purchase of property on credit	$68	$10